================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                         j2 Global Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46626E 20 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
================================================================================

=====================                                                ===========
CUSIP NO. 46626E 20 5                 13G/A                          Page 2 of 9
=====================                                                ===========

================================================================================
  1.  NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      ORCHARD/JFAX INVESTORS, LLC
----- --------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3.  SEC USE ONLY


----- --------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                           5.  SOLE VOTING POWER

                               0
NUMBER OF                ----- -------------------------------------------------
SHARES                     6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       0
EACH                     ----- -------------------------------------------------
REPORTING                  7.  SOLE DISPOSITIVE POWER
PERSON
WITH                           0
                         ----- -------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
----- --------------------------------------------------------------------------
 10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES       [_]


----- --------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0%
----- --------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON*

      Limited Liability Company
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=====================                                                ===========
CUSIP NO. 46626E 20 5                 13G/A                          Page 3 of 9
=====================                                                ===========

================================================================================
  1.  NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      RICHARD S. RESSLER
----- --------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3.  SEC USE ONLY


----- --------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                           5.  SOLE VOTING POWER

                               1,170,675 Shares
NUMBER OF                ----- -------------------------------------------------
SHARES                     6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       0
EACH                     ----- -------------------------------------------------
REPORTING                  7.  SOLE DISPOSITIVE POWER
PERSON
WITH                           1,170,675 Shares
                         ----- -------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,170,675 Shares
----- --------------------------------------------------------------------------
 10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES       [_]


----- --------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.33%
----- --------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON*

      IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=====================                                                ===========
CUSIP NO. 46626E 20 5                 13G/A                          Page 4 of 9
=====================                                                ===========

================================================================================
  1.  NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      THE RESSLER FAMILY FOUNDATION
----- --------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3.  SEC USE ONLY


----- --------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                           5.  SOLE VOTING POWER

                               0
NUMBER OF                ----- -------------------------------------------------
SHARES                     6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       0
EACH                     ----- -------------------------------------------------
REPORTING                  7.  SOLE DISPOSITIVE POWER
PERSON
WITH                           0
                         ----- -------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
----- --------------------------------------------------------------------------
 10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES       [_]


----- --------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0%
----- --------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON*

      Charitable Trust
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=====================                                                ===========
CUSIP NO. 46626E 20 5                 13G/A                          Page 5 of 9
=====================                                                ===========

PRELIMINARY STATEMENT:

     This Amendment No. 6 supplements the Schedule 13G filed by Orchard/JFAX Investors, LLC, Richard S. Ressler, and the Ressler Family Foundation with the Securities and Exchange Commission on August 5, 1999, as such Schedule 13G was amended by Amendment Nos. 1, 2, 3, 4 and 5 filed with the SEC on February 3, 2000, February 8, 2001, February 1, 2002 and January 23, 2003, and January 7, 2005 respectively, relating to the common stock, par value $0.01 per share (the "Common Stock"), of j2 Global Communications, Inc. (formerly JFAX.COM, Inc.) ("j2"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the original Schedule 13G.

     All figures regarding shares of the Common Stock reported herein are as adjusted for, and after giving effect to, the one-for-four reverse stock split that was effected by j2 as of February 8, 2001 and the two-for-one forward stock split that was effected by j2 as of August 29, 2003.

ITEM 1(A).     NAME OF ISSUER: j2 Global Communications, Inc. ("Issuer")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 6922 Hollywood Blvd., Suite 500, Hollywood, CA 90028.

ITEM 2(A). NAME OF PERSON FILING: This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

               (1)     Orchard/JFAX Investors, LLC ("Orchard Investors");

               (2)     Richard S. Ressler ("Mr. Ressler"); and

               (3)     The Ressler Family Foundation (the "Foundation").

               Mr. Ressler is a member and the sole manager of Orchard Investors. Mr. Ressler is a trustee of the Foundation.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The principal business office of the Reporting Persons is 6922 Hollywood Blvd., Suite 900, Hollywood, CA 90028.

ITEM 2(C). CITIZENSHIP: Orchard Investors is a Delaware limited liability company. Mr. Ressler is a United States citizen. The Foundation is a California trust.

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, $.01 par value (the "Common Stock").

=====================                                                ===========
CUSIP NO. 46626E 20 5                 13G/A                          Page 6 of 9
=====================                                                ===========

ITEM 2(E).     CUSIP NUMBER: The CUSIP is #46626E 20 5.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a)  [_] Broker or dealer registered under Section 15 of the
                        Exchange Act;

               (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c)  [_] Insurance Company as defined in Section 3(a)(19) of the
                        Exchange Act;

               (d)  [_] Investment Company registered under Section 8 of the
                        Investment Company Act;

               (e)  [_] An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

               (f)  [_] An employee benefit plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g)  [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h)  [_] A savings association as defined in Section 13(b) of the
                        Federal Deposit Insurance Act;

               (i)  [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)  [_] Group in accordance with Rule 13d- 1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

ITEM 4.        OWNERSHIP:

               On June 2, 2005 the Foundation sold 76,437 shares of Common Stock on the open market. On October 25, 2005 the Foundation sold 18,066 shares of Common Stock, representing its remaining ownership interest in the Company. Between November 2004 and October 25, 2005, Orchard Investors sold 1,020,766 shares of Common Stock on the open market, representing their remaining ownership interest in the Company. After

=====================                                                ===========
CUSIP NO. 46626E 20 5                 13G/A                          Page 7 of 9
=====================                                                ===========

               giving effect to these sales and distributions, the beneficial ownership of the 1,170,675 shares of Common Stock reported herein is as follows:

               Orchard Investors:

               (a) Amount beneficially owned: 0

               (b) Percent of class: 0%

               (c) Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote: 0

                       (ii)  Shared power to vote or to direct the vote: 0

                       (iii) Sole power to dispose or to direct the disposition
                             of: 0

                       (iv) Shared power to dispose or to direct the disposition of: 0

               Mr. Ressler:

               (a) Amount beneficially owned: 1,170,675

               (b) Percent of class: 4.33%

               (c) Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote: 1,170,675

                       (ii)  Shared power to vote or to direct the vote: 0

                       (iii) Sole power to dispose or to direct the disposition
                             of: 1,170,675

                       (iv) Shared power to dispose or to direct the disposition of: 0

               The Foundation:

               (a) Amount beneficially owned: 0

               (b) Percent of class: 0%

               (c) Number of shares as to which such person has:

=====================                                                ===========
CUSIP NO. 46626E 20 5                 13G/A                          Page 8 of 9
=====================                                                ===========

                             (i)   Sole power to vote or to direct the vote: 0

                             (ii)  Shared power to vote or to direct the vote: 0

                             (iii) Sole power to dispose or to direct the
                                   disposition of: 0

                             (iv) Shared power to dispose or to direct the disposition of: 0

               Mr. Ressler's beneficial ownership includes 510,000 shares of Common Stock that he holds directly, including 10,000 shares of restricted stock and 593,750 shares underlying options he owns that are exercisable within sixty days (the "Options"). Accordingly, for Mr. Ressler, the foregoing percentage reflects a total of 25,454,514 shares of Common Stock outstanding as of December 31, 2005 (as reported by j2's transfer agent), and also assumes the exercise of the remaining Options held by Mr. Ressler, but not the exercise of any other warrants or options held by other persons with respect to the Common Stock (i.e., the denominator for calculating such percentage for Mr. Ressler is 27,048,264).

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION:

               Not Applicable.

=====================                                                ===========
CUSIP NO. 46626E 20 5                 13G/A                          Page 9 of 9
=====================                                                ===========

ITEM 10.       CERTIFICATIONS:

               Not Applicable.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

                                                ORCHARD/JFAX INVESTORS, LLC

                                                By: /s/ Richard S. Ressler
                                                    ----------------------------
                                                    Richard S. Ressler
                                                    Manager


                                                RICHARD S. RESSLER

                                                    /s/ Richard S. Ressler
                                                    ----------------------------
                                                    Richard S. Ressler


                                                RESSLER FAMILY FOUNDATION

                                                By: /s/ Richard S. Ressler
                                                    ----------------------------
                                                    Richard S. Ressler
                                                    Trustee